

September 20, 2012

Via Facsimile
Ms. Tina M. Johnston
Principal Financial Officer
AV Homes, Inc.
8601 N. Scottsdale Rd., Suite 225
Scottsdale, Arizona 85253

> Re: **AV Homes Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed March 26, 2012**
>   **File No. 1-7395**

Dear Ms. Johnston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies and Estimates, page 22
Impairments of Long-Lived Assets, page 22

1.   With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the underlying reasons that led to the impairment charges for your land and other inventories. In this regard, we note you recorded a significant charge in 2011. However, it is not entirely clear how market conditions changed from 2010 to 2011 and therefore caused this charge. In addition, we note your disclosure that as of December 31, 2011, other than land and other inventories that had been impaired, you had no long-lived assets that had undiscounted cash flows within 25% of their carrying value. Yet, during the six months ended June 30, 2012, you recorded further impairment charges. Please more fully explain the factors that led to these charges.

Please also include more sensitivity information regarding changes in your significant assumptions in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief